SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

TCP Successfully Completes R$2,054 million Capital Increase

Lisbon, Portugal, 5 January 2005 - Brasilcel, the 50-50 joint venture of Portugal Telecom and Telefónica Móviles for mobile operations in Brazil, which operates under the commercial name Vivo, announces that Telesp Celular Participações (TCP) successfully completed the capital increase of approximately R$2,054 million.

TCP has announced that a special meeting of the Board of Directors will be held on 7 January 2005 to ratify the capital increase.

The capital increase of approximately R$2,054 million comprised the successfully completed rights issue of R$2,000 million and the subscription in kind equivalent to the tax credits related to year 2003 in the amount of R$53.89 million.

The use of proceeds of the rights issue will be to (1) repay a bridge loan with Banco ABN Amro Real related to the tender offer for a portion of the shares of TCO; and (2) to repay other short-term debt. The capital increase will improve TCP’s capital structure, providing it with financial flexibility to carry out its capex programme.

After the ratification of the capital increase by the Board of Directors, the controlling shareholders will increase the economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP’s total common shares) and of 515,084 million preferred shares (50.02% of TCP’s total preferred shares).

	Ownership before Capital Increase			Ownership after Capital Increase
	ON	PN	Total	ON	PN	Total
Controlling Shareholders	93.66%	49.79%	65.12%	94.90%	50.02%	65.70%
Other Shareholders	6.34%	50.21%	34.88%	5.10%	49.98%	34.30%

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.